Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015 and 2014

Expressed in Canadian Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at September 30, 2015 and December 31, 2014 (Unaudited)

	September 30,	December 31,
	2015	2014

Assets

Current assets:
Cash and cash equivalents	$18,685	$17,968
Trade and other receivables (note 5)	13,357	10,697
Income taxes recoverable	37	170
Inventories (note 6)	7,511	8,928
Other current assets	1,377	750
	40,967	38,513
Non-current assets:
Mineral properties, plant and equipment (note 7)	20,033	29,770
Exploration and evaluation assets (note 8)	8,466	3,081
Intangible assets	171	366
Deferred tax asset	287	71
	$69,924	$71,801

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,242	$5,606

Non-current liabilities:
Reclamation and remediation provision	2,691	3,378
Deferred tax liability	4,080	4,088
	13,013	13,072

Shareholders’ equity:
Share capital (note 9)	125,646	124,178
Reserves	11,493	10,298
Deficit	(80,228)	(75,747)
	56,911	58,729
	$69,924	$71,801

See accompanying notes to the condensed interim consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 12)

Approved by the Board of Directors

“Robert W. Garnett”	“Jeffrey R. Mason”
Robert W. Garnett, Director	Jeffrey R. Mason, Director

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenue	$16,788	$12,801	$56,222	$40,146
Cost of sales
Production costs	11,025	9,883	37,093	31,530
Amortization and depletion	5,397	4,296	16,408	11,841
Share-based compensation	85	143	248	243
	16,507	14,322	53,749	43,614

Gross profit (loss)	281	(1,521)	2,473	(3,468)

General and administrative expenses
Administrative expenses	1,524	1,289	5,185	4,582
Amortization and depletion	69	76	194	236
Share-based compensation	120	111	334	209
	1,713	1,476	5,713	5,027

Exploration and evaluation, and development expenses
Exploration and evaluation expenses	1,006	445	2,210	1,227
Mine development costs (note 2)	1,037	348	1,701	1,686
Share-based compensation	79	71	224	103
	2,122	864	4,135	3,016

Finance and other income
Interest income	29	41	255	186
Finance costs	(71)	(28)	(138)	(105)
Foreign exchange gain	591	2,123	2,720	3,061
Other (expense) income	(41)	431	17	(186)
	508	2,567	2,854	2,956

Loss before income taxes	(3,046)	(1,294)	(4,521)	(8,555)

Income tax expense (recovery)
Current (recovery) expense	(5)	(97)	220	84
Deferred expense (recovery)	307	(227)	(260)	(2,573)
	302	(324)	(40)	(2,489)
Net loss for the period	$(3,348)	$(970)	$(4,481)	$(6,066)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	593	(322)	386	(288)
Change in fair value of available-for-sale financial assets, net of tax	(2)	(16)	(2)	(10)
	591	(388)	384	(298)
Total comprehensive loss for the period	$(2,757)	$(1,308)	$(4,097)	$(6,364)

Loss per share (note 9(d))
Basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.04)

See accompanying notes to the condensed interim consolidated financial statements.

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars)

For the nine months ended September 30, 2015 and 2014 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	1,121	1,135	(392)	-	-	(392)	-	743
Share-based compensation	-	-	555	-	-	555	-	555
Comprehensive income (loss)	-	-	-	(288)	(10)	(298)	(6,066)	(6,364)
Balance at September 30, 2014	139,541	$124,157	$12,761	$(4,139)	$(225)	$8,397	$(48,800)	$83,754

Balance at January 1, 2015	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729
Cangold acquisition (note 3)	2,139	1,455	9	-	-	9	-	1,464
Share options exercised	12	13	(4)	-	-	(4)	-	9
Share-based compensation	-	-	806	-	-	806	-	806
Comprehensive income (loss)	-	-	-	386	(2)	384	(4,481)	(4,097)
Balance at September 30, 2015	141,713	$125,646	$13,867	$(2,151)	$(223)	$11,493	$(80,228)	$56,911

See accompanying notes to the condensed interim consolidated financial statements.

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Cash flows from operating activities

Net loss for the period	$(3,348)	$(970)	$(4,481)	$(6,066)
Items not involving cash:
Amortization and depletion	5,466	4,372	16,602	12,077
Unrealized foreign exchange gain	(1,154)	(1,528)	(2,557)	(2,276)
Income tax expense (recovery)	302	(324)	(40)	(2,489)
Accretion on reclamation and remediation provision	44	28	66	105
Share-based compensation	284	325	806	555
Other (income) expense	(70)	-	(250)	-
Other non-cash items	-	263	-	584
Interest received	20	35	72	161
Income taxes recovered (paid)	21	(68)	(257)	(227)
	1,565	2,133	9,961	2,424
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(159)	3,439	(1,981)	4,411
(Increase) decrease in income taxes recoverable	(58)	128	-	457
(Increase) decrease in inventories	(920)	(2,349)	110	(1,950)
(Increase) decrease in other current assets	(108)	61	(585)	(835)
Increase (decrease) in trade and other payables	227	456	391	(755)
Net cash from operating activities	547	3,868	7,896	3,752

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,975)	(2,230)	(5,460)	(6,383)
Acquisition of Cangold	(35)	-	(1,029)	-
Additions to exploration and evaluation assets – Coricancha Mine Complex	(34)	-	(2,191)	-
Additions to intangible assets	-	-	-	(18)
Net cash used in investing activities	(2,044)	(2,230)	(8,680)	(6,401)

Cash flows from financing activities:
Proceeds from exercise of options	-	304	9	742
Net cash from financing activities	-	304	9	742

Effect of foreign currency translation on cash and cash equivalents	750	382	1,492	516

(Decrease) increase in cash and cash equivalents	(747)	2,324	717	(1,391)
Cash and cash equivalents, beginning of period	19,432	18,045	17,968	21,760
Cash and cash equivalents, end of period	$18,685	$20,369	$18,685	$20,369

Supplemental cash flow information (note 14)

See accompanying notes to the condensed interim consolidated financial statements.

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine and Cata processing plant, as well as the San Ignacio satellite mine. The Company also has four other mineral property interests in the exploration stage, El Horcon, Santa Rosa, the Guadalupe de los Reyes gold-silver project in Mexico (the “GDLR Project”), and the Coricancha Mine Complex (“Coricancha”) located in the Central Andes of Peru.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2014. The Company clarified the treatment of mine development costs incurred at the GMC as follows:

In the event that that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed in the statement of comprehensive income. The Company has historically expensed mine development costs for the San Ignacio Mine. In September 2015, the Company commenced expensing mine development costs for the Guanajuato Mine when the Company mined and depleted the most recently published Measured and Indicated Resurces for the Guanajuato Mine. Mine development costs incurred at the GMC includes expenditure associated with accessing mineral resources and gaining further information regarding the ore body, whether by means of ramp development, drilling and/or sampling.

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. Certain amounts in the prior period have been reclassified to conform to the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 3, 2015.

New accounting standards, interpretations and amendments not yet effective

IFRS 15 Revenue from Contracts with Customers

The Company intends to adopt IFRS 15 Revenue from Contracts with Customers in its consolidated financial statements for the annual period beginning on January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments is a new standard that will replace IAS 39, Financial Instruments: Recognition and Measurement, effective for annual periods beginning January 1, 2018. IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 7 Financial Instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with any associates or joint ventures of the Company. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

3.	Cangold acquisition

On February 26, 2015, the Company announced that it had entered into a binding letter agreement to acquire all of the outstanding shares of Cangold Limited (“Cangold”) by way of a statutory plan of arrangement. As a result, the Company would acquire a 100% interest in Cangold and its wholly-owned subsidiary Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”). Coboro holds an option to acquire the GDLR Project gold-silver project in Mexico and prior to the completion of the Cangold acquisition, Cangold was a related party (with directors in common). Prior to the completion of the Cangold acquisition, the Company, Cangold and a Mexican subsidiary of Cangold also entered into a suite of loan documents (the “Cangold Loan”) whereby the Company continued to provide technical, administrative and management services to Cangold, and discretionary credit advances.

The Cangold Loan included those amounts previously owing from Cangold (December 31, 2014 - $144) for technical, administrative and management services provided prior to the Cangold Loan and also included new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bore interest at 15% and was secured by a general security agreement, as well as a share pledge agreement. The Cangold Loan entitled the Company to receive bonus common shares in Cangold equivalent to 20% of all cash advances under the Cangold Loan, divided by the market price of Cangold’s common shares. Interest was receivable monthly while the outstanding principal amount was receivable from Cangold within 45 days of the Company making such demand.

On May 27, 2015, the Company completed the acquisition of all of the 42,780,600 common shares of Cangold issued and outstanding to third parties, in exchange for 2,138,898 common shares of Great Panther. The Company also issued 475,992 warrants (exercisable at prices ranging from $3.60 per share to $4.00 per share) and 124,250 stock options (exercisable at prices ranging from $2.00 per share to $3.00 per share), replacing warrants and stock options previously issued by Cangold. Of the warrants issued, 225,992 expired on June 12, 2015, while the balance of the issued warrants have an expiry date of December 31, 2015. The Cangold Loan and the Cangold bonus common shares were derecognized upon the completion of the Cangold acquisition. As of the date of the acquisition, the Company had advanced $1,152 to Cangold and had received a total of 3,957,680 bonus common shares (fair valued at $119) in Cangold. In exchange, the Company recognized the acquired interest in exploration and evaluation assets and its interest in the net working capital of Cangold and Coboro as follows:

Consideration paid
Fair value of common shares issued	$1,455
Fair value of options and warrants issued (note 9(c))	9
Cangold Loan derecognized	1,152
Related party receivables derecognized	197
Cangold bonus shares derecognized	119
Professional fees incurred	161
$3,093

Amounts recognized
Net working capital	$78
Furniture, fixtures and equipment	9
Exploration and evaluation assets (note 8)	3,006
$3,093

The Company determined the fair value of the issued options using the Black Scholes option pricing model, applying the following weighted average assumptions:

Risk-free interest rate	0.68%
Expected life (years)	2.7
Annualized volatility	65%
Forfeiture rate	0%

Under the terms of the option to acquire the GDLR Project, in order to acquire a 70% interest in the project, the Company has two remaining options payments to be made to Vista Gold Corp. ("Vista"). The first payment of US$1.5 million is due on January 15, 2016 and the second payment of US$2.5 million is due on January 15, 2017. The Company may then purchase the additional 30% by making a positive production decision by January 15, 2027 and paying to Vista US$3.0 million plus an escalator payment based upon the price of gold and the number of National Instrument 43-101 compliant Measured and Indicated gold equivalent ounces at the time of the decision to the extent that such resources exceed the estimate per March 2013 Preliminary Economic Assessment. The escalator payment is only payable if the price of gold is in excess of US$1,600 per ounce based on a formula which increases the amount of the escalator payment by the amount the spot price of gold exceeds US$1,600 per ounce at the time of a positive production decision.

Should the Company elect not to place the project into production, Vista will have the option to buy back the original 70% for US$5.0 million.

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

4.	Coricancha option agreement

On May 19, 2015, the Company announced that it had entered into a two-year option agreement with wholly-owned subsidiaries of Nyrstar N.V. (“Nyrstar”) whereby the Company can acquire a 100% interest in Coricancha. Coricancha is a gold-silver-copper-lead-zinc mine, located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima. Coricancha has a processing facility along with supporting mining infrastructure, and has been on care and maintenance since August 2013. Under the terms of the option agreement, the Company made an initial option payment of US$1.5 million and, should the Company choose to extend the option for a second year, a second option payment of US$1.5 million will be due on May 18, 2016. In the event that the Company exercises its option within two years, the Company would be required to make a cash payment of US$5.0 million to Nyrstar for 100% of the shares of Nyrstar Coricancha S.A. A further contingent payment of US$4.0 million may become payable to Nyrstar if certain conditions are met within three years following execution of the Coricancha option agreement. Alternatively (not in addition to the contingent payment), the Company may be obligated to reimburse Nyrstar for certain costs, to a maximum amount of US$6.6 million, under specific circumstances. The contingent payment or the reimbursement will only be made on or after the closing of the acquisition of the Nyrstar Coricancha S.A. shares. The contingent payment will not be payable if the conditions are not met within three years following closing, and no reimbursement will be made unless the costs are incurred by Nyrstar prior to closing. In addition to the cash and option payments to Nyrstar, the Company is required to incur exploration expenditure of US$2.0 million in the first year of the option agreement and US$3.0 million in the second year.

5.	Trade and other receivables

	September 30, 2015	December 31, 2014
Trade accounts receivable	$9,051	$8,074
Value added tax receivable (a)	4,209	2,416
Cangold Loan (note 3)	-	144
Other	97	129
	13,357	10,763
Allowance for doubtful amounts	-	(66)
	$13,357	$10,697

(a)	The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories

	September 30, 2015	December 31, 2014
Concentrate	$4,017	$5,615
Ore stockpile	650	461
Materials and supplies	2,760	2,760
Silver bullion	84	92
	$7,511	$8,928

The amount of inventory recognized as cost of sales for the three and nine months ended September 30, 2015 and 2014 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the nine-month period ended September 30, 2015 was $8 (2014 –$20).

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

7.	Mineral properties, plant and equipment

The Company’s mineral properties, plant and equipment comprise the following:

	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Total
Cost
Balance, January 1, 2014	$50,094	$37,780	$4,159	$3,260	$95,293
Additions	5,861	2,378	206	344	8,789
Change in rehabilitation provision asset	113	-	-	-	113
Impairment charges	(5,681)	(4,707)	(976)	(379)	(11,743)
Disposals	-	(95)	(18)	(3)	(116)
Foreign exchange	(1,884)	(1,340)	(140)	(26)	(3,390)
Balance, December 31, 2014	$48,503	$34,016	$3,231	$3,196	$88,946
Additions	3,171	2,291	-	11	5,473
Change in rehabilitation provision asset	(681)	-	-	-	(681)
Disposals	-	-	-	(26)	(26)
Foreign exchange	318	229	25	14	586
Balance, September 30, 2015	$51,311	$36,536	$3,256	$3,195	$94,298
Accumulated depreciation
Balance, January 1, 2014	$21,961	$18,010	$1,859	$2,187	$44,017
Amortization and depletion	11,355	5,534	126	490	17,505
Disposals	-	(50)	(17)	-	(67)
Foreign exchange	(1,231)	(907)	(66)	(75)	(2,279)
Balance, December 31, 2014	$32,085	$22,587	$1,902	$2,602	$59,176
Amortization and depletion	11,758	2,946	72	214	14,990
Disposals	-	-	-	(20)	(20)
Foreign exchange	(17)	112	13	11	119
Balance, September 30, 2015	$43,826	$25,645	$1,987	$2,807	$74,265
Net book value
December 31, 2014	$16,418	$11,429	$1,329	$594	$29,770
September 30, 2015	$7,485	$10,891	$1,269	$388	$20,033

Change in estimate - useful life of the Topia mineral property

Capitalized costs associated with the Topia mineral property are depleted on a straight line basis over the estimated remaining useful life of the mine. On July 9, 2015, the Company provided an update on the Mineral Resource at the Topia Mine, following which management reviewed the remaining useful life of the Topia mineral property. The estimate of the useful life of the mineral property was determined to be 11 years, an increase from the previous estimate of 6.5 years as at July 1, 2015. As a result, the depletion recorded during the current quarter was approximately $129 less than would have been recorded prior to the change in estimate. Based on the carrying value of the mineral property as at September 30, 2015, management estimated that the impact of the change in estimate on future periods, when compared to the amount that would have otherwise been recorded, is $516 per annum.

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

8.	Exploration and evaluation assets

The Company’s exploration and evaluation assets comprise the following:

	Santa Rosa Property	El Horcon Property	Coricancha Mine Complex	GDLR Project	Total
Cost
Balance, January 1, 2014	$1,487	$1,694	-	-	$3,181
Foreign exchange	(47)	(53)	-	-	(100)
Balance, December 31, 2014	$1,440	$1,641	$-	$-	$3,081
Acquisition costs	-	-	2,191	3,006	5,231
Foreign exchange	12	13	163	-	154
Balance, September 30, 2015	$1,452	$1,654	$2,354	$3,006	$8,466

9.	Share capital

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid:

Common shares: 141,712,605 (December 31, 2014 – 139,562,040)

Preferred shares: nil (December 31, 2014 – nil)

(c)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options granted during the period vest over three years, while the options issued in relation to the Cangold acquisition (note 3) were fully vested. Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

The continuity of share options for the nine-month period ended September 30, 2015 is follows:

	Options	Weighted average exercise price
Outstanding as at December 31, 2014	8,492,757	$1.46
Granted	3,651,100	0.65
Issued in relation to Cangold acquisition (note 3)	124,250	2.55
Exercised	(11,667)	0.75
Forfeited	(1,256,171)	1.40
Expired	(65,250)	0.94
Outstanding as at September 30, 2015	10,935,019	$1.21

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

9.	Share capital - continued

(c)	Share options - continued

The following table summarized information about the share options outstanding and exercisable as at September 30, 2015:

	Share options outstanding		Share options exercisable
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price
$0.45 to $0.90	5,040,768	3.7	1,120,000	$0.71
$0.92 to $1.71	4,021,251	3.1	1,995,419	1.42
$1.76 to $1.78	135,000	2.1	135,000	1.78
$1.90 to $2.25	275,750	1.5	275,750	2.14
$2.40 to $3.00	1,462,250	1.2	1,462,250	2.43
	10,935,019	3.1	4,988,419	$1.61

During the nine months ended September 30, 2015, the Company recorded share-based compensation expense of $806 (nine months ended September 2014 - $555) and capitalized $9 of share-based compensation associated with the Cangold acquisition.

The weighted average fair value per option granted during the nine-month period ended September 30, 2015 was $0.22 (nine-month period ended September 30, 2014 - $0.62). The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2015	2014
Risk-free interest rate	0.64%	1.36%
Expected life (years)	1.98	3.96
Annualized volatility	67%	65%
Forfeiture rate	18%	19%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

(d)	Earnings per share and diluted earnings per share:

Earnings per share for the three and nine months ended September 30, 2015 were calculated based on the following:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Net loss for the period	$(3,348)	$(970)	$(4,481)	$(6,066)

Shares outstanding, beginning of period	141,712,605	139,147,708	139,562,040	138,419,715
Effect of share options exercised	-	184,473	10,470	595,486
Effect of Cangold acquisition (note 3)	-	-	995,018	-
Basic weighted average number of shares outstanding	141,712,605	139,332,181	140,567,529	139,015,201
Effect of dilutive share options	-	-	-	-
Diluted weighted average number of shares outstanding	141,712,605	139,332,181	140,567,529	139,015,201

Earnings (loss) per share
Basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.04)

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

10.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at September 30, 2015. The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

There have been no transfers between fair value levels during the reporting period.

The following table summarizes the Company’s financial instruments as at September 30, 2015:

	Available-for- sale financial assets	Loans and receivables	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial assets
Cash and cash equivalents	$-	$18,685	$-	$18,685	n/a
Marketable securities	4	-	-	4	Level 1
Trade and other receivables	-	13,357	-	13,357	Level 2
Financial liabilities
Trade and other payables	-	-	(6,242)	(6,242)	n/a

At September 30, 2015 receivables of $Nil (December 31, 2014 - $66) were impaired and provided for.

11.	Related party transactions

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Consulting fees paid or accrued to Platoro Resource Corp.	$-	$127	$-	$336
Technical, administrative and management services provided to Cangold and its subsidiary prior to completion of the Cangold acquisition (note 3)	$-	$(58)	$(224)	$(118)

	September 30, 2015	December 31, 2014
Receivable from Directors	$8	$-
Payable to Platoro Resource Corp.	$-	$(36)
Receivable from Cangold	$-	$144
Receivable from Coboro	$-	$17

The amounts owing to Platoro Resource Corp. were included in trade and other payables. The amounts owing from Cangold and Coboro derecognized upon the completion of the Cangold acquisition (note 3).

The above transactions occurred in the normal course of operations and are measured at fair value.

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

11.	Related party transactions - continued

Compensation of key management personnel

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Company’s Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,348 to certain officers and management in the event that there is a change of control of the Company. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2015 and 2014 was as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Salaries and benefits, consulting and management fees	$415	$493	$1,468	$1,358
Directors fees paid or accrued	77	90	247	219
Termination benefits	-	61	48	61
Share-based compensation	89	137	249	234
	$581	$781	$2,012	$1,872

12.	Commitments and contingencies

As of September 30, 2015, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,230	$279	$641	$611	$699
Drilling services	84	84	-	-	-
Total commitments	$2,314	$363	$641	$611	$699

13.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations and exploration activities. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended September 30, 2015
External mineral sales	$11,921	$3,831	$-	$1,037	$16,788
Intersegment revenue	1,037	-	-	(1,037)	-
Intersegment elimination	(1,037)	-	-	1,037	-
Income (loss) before income taxes	(2,258)	(168)	(366)	(254)	(3,046)
Net income (loss) for the period	(2,171)	(122)	(366)	(689)	(3,348)

Nine months ended September 30, 2015
External mineral sales	$9,177	$11,763	$-	$35,281	$56,222
Intersegment revenue	35,281	-	-	(35,281)	-
Intersegment elimination	(35,281)	-	-	35,281	-
Income (loss) before income taxes	(34,817)	9	(1,335)	31,622	(4,521)
Net income (loss) for the period	(34,785)	11	(1,335)	31,628	(4,481)

As at September 30, 2015
Total assets	$19,570	$16,746	$9,337	$24,271	$69,924
Total liabilities	$6,191	$1,963	$86	$4,773	$13,013

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon, Coricancha Mine Complex and the GDLR Project.
(2)	In May 2015, the Company expanded its geographic reach to Peru. As of September 30, 2015, the non-current assets associated with this geographic segment had a carrying value of $1,964 (December 31, 2014 - $Nil).

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

13.	Operating segments - continued

	Operations
	GMC	Topia	Exploration(1)	Corporate	Total
Three months ended September 30, 2014
External mineral sales	$(819)	$2,965	$-	$10,655	$12,801
Intersegment revenue	10,655	-	-	(10,655)	-
Intersegment elimination	(10,655)	-	-	10,655	-
Income (loss) before income taxes	(10,832)	(173)	(168)	9,879	(1,294)
Net income (loss) for the period	(10,935)	(220)	(168)	10,353	(970)

Nine months ended September 30, 2014
External mineral sales	$(3,844)	$11,442	$-	$32,548	$40,146
Intersegment revenue	32,548	-	-	(32,548)	-
Intersegment elimination	(32,548)	-	-	32,548	-
Income (loss) before income taxes	(36,257)	209	(373)	27,865	(8,555)
Net income (loss) for the period	(36,396)	127	(373)	30,576	(6,066)

December 31, 2014
Total assets	$22,033	$18,346	$3,081	$28,341	$71,801
Total liabilities	$4,952	$2,584	$-	$5,536	$13,072

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

14.	Supplemental cash flow information

a)	The non-cash investing and financing activities of the Company includes the following:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
(Decrease) increase in accounts payable and accrued liabilities related to mineral properties, plant and equipment	$(72)	$61	$1	$142
Change in rehabilitation provision asset	-	-	597	-
Non-cash consideration related to Cangold Acquisition (note 3)	-	-	1,977	-

b)	Undrawn credit facilities

On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC. The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility.